EXHIBIT 11

EL NINO VENTURES INC.

ELN: TSX, OCT BB: ELNOF, FRANKFURT: E7Q

2007 ANNUAL GENERAL MEETING

2007 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2007 Annual General Meeting of the shareholders of El Nino Ventures Inc. is being held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Wednesday, June 27, 2007, at 10:00 a.m.

El Nino Ventures Inc.

2303 West 41st  Avenue

Vancouver, British Columbia, V6M 2A3

Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at May 3, 2007 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of EL NINO VENTURES INC. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on Wednesday, June 27, 2007, at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators  of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

RECORD DATE

The Company has set the close of business on May 3, 2007, as the record date (the “Record Date”) for the Meeting.  The common shareholders of record, as at the Record Date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of this Information Circular.  As such, all Directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly and indirectly are as follows:

Name	Office	Number of Shares
Harry Barr	Chairman, CEO & Director	2,668,049(1)
Michael Philpot	Director	132,500(2)
Bernard Barlin	Director	Nil
Spiros Cacos	Director	55,000
Jean-Luc Roy(3)	President & COO	144,000
Gordon Steblin	Chief Financial Officer	115,500
Taryn Downing	Corporate Secretary	153,500

(1)

Of the 2,668,049 shares owned by Harry Barr, 745,511 shares are owned directly; 1,102,550 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; 249,988 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr; 140,000 shares are owned by 607767 BC Ltd. a corporation wholly owned by Mr. Barr; and 430,000 shares are owned by Evolution Gold Resources Inc. a corporation wholly owned by Mr. Barr.

(2)

132,500 shares owned by Protec Development Inc., a corporation wholly owned by Mr. Philpot.

(3)

Mr. Roy was appointed President and Chief Operating Officer May 10, 2006.

Other than as specifically discussed in this Information Circular, no Director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain Directors and officers have been granted stock options.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue an unlimited number of common shares without par value (the “shares”) of which 21,766,953 shares are issued and outstanding as of the Record Date.

A quorum for the transaction of business at the Meeting shall be two persons and being, or representing by proxy, members holding not less than one-twentieth of the shares which may be voted at the meeting.

To the knowledge of the Directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare Investor Services Inc. and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at May 3, 2007, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company(1) 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	13,907,640(2)	63.9%
Canaccord Capital Corporation 2200 – 609 Granville Street Vancouver, BC V7Y 1H2	2,800,000	12.9%
Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	2,668,049(3)	12.3%

Notes

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

(3)

Of the 2,668,049 shares owned by Harry Barr, 745,511 shares are owned directly; 1,102,550 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; 249,988 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr; 140,000 shares are owned by 607767 BC Ltd. a corporation wholly owned by Mr. Barr; and 430,000 shares are owned by Evolution Gold Resources Inc. a corporation wholly owned by Mr. Barr.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of your company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of your company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers (“NEOs”) means the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights (“SARs”) means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of January 31, 2007.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation(1) ($) (e)	Securities Under Options/SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Jean Luc Roy,(2) President & COO Harry Barr, Chairman & CEO Gordon Steblin, CFO	2007 2007 2006 2005 2007 2006 2005	Nil Nil Nil Nil Nil Nil Nil	10,000 16,922 Nil Nil 13,231 Nil Nil	88,000 24,000 24,000 24,000 19,563 3,300 2,200	700,000 Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil

Notes

(1)

Fees paid through a service Company.

(2)

Mr. Jean Luc Roy was appointed President and COO of the Company on May 10, 2006.

LTIP – Awards in Most Recently Completed Financial Year

Other than the grant of stock options pursuant to the Company’s share option plan, the Company made no LTIP awards during the most recently completed financial year.

Option/SAR Grants to NEOs During the Most Recently Completed Financial Year

Details of options to purchase the Company’s common shares granted to the NEOs during the financial year ended January 31, 2007 are set out in the following table:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Jean Luc Roy, President & COO	700,000(1)	44%	0.50	0.52	Mar 29/11
Harry Barr, Chairman & CEO	28,642	1.8%	0.50	0.52	Mar 29/11
Gordon Steblin, CFO	40,000	2.5%	0.50	0.52	Mar 29/11

(1)

These options are vested quarterly over a period of 36 months.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended January 31, 2007 and the number and value of unexercised options as at January 31, 2007.

Name (a)	No. of Shares Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	No. of Unexercised Options (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money ($)(2) Exercisable/Unexercisable (e)
Jean Luc Roy, President & COO	Nil	Nil	116,666/583,334	0
Canadian Gravity Recovery Inc.(3)	Nil	Nil	79,500/0	$23,055/0
Harry Barr, Chairman & CEO	Nil	Nil	89,047/19,095	$23,055/0
Gordon Steblin, CFO	Nil	Nil	53,333/26,667	$11,600/0

(1)

Aggregate Value Realized is the difference between the market price of the Company’s shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the shares of the Company on the TSX Venture Exchange on January 31, 2007 of $0.44 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

A corporation wholly-owned by Harry Barr.

Option/SAR cancelled/expired to NEOs during the most recently completed financial year.

During the financial year ended January 31, 2007 no options to NEOs were cancelled or expired.

Option Repricings

During the financial year ended January 31, 2007 no options to NEOs were repriced.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company and the NEOs.  Refer to “Compensation to Directors” below for information on other compensation paid to the NEOs during the financial year ended January 31, 2007.

There is no compensatory plan or arrangement with respect to the NEOs resulting from the resignation, retirement or any other termination of employment of the officers’ employment or from a change of the NEOs responsibilities following a change in control.

Composition of the Compensation Committee

The Compensation Committee is comprised of Bernard Barlin, Michael Philpot, and Spiros Cacos.  None of these Directors are officers or employees of the Company nor have they formerly been officers or employees of the Company.  Applying the definition set out in section 1.4 of MI 52-110, all three members of the Compensation Committee are independent.

The Compensation Committee reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, level of responsibility, comparative fees paid by other companies in the industry in North America and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation and incentive options is variable.  The Company’s cash compensation to named executive officers tends to remain more or less constant, while the issuance of stock options are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company’s Board of Directors takes into consideration the issuance of options, the grants made in previous years, the number of options that remain outstanding along with the number of options remaining issuable under the Company’s stock option plan.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and they are intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, when determining cash compensation to the CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO, as well as personal risks and contributions to the Company’s success.  The CEO receives a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as Directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors.  Directors are also eligible to receive incentive stock options to purchase shares of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the fiscal year ended 2007, the Company maintained a stock option plan as amended June 28, 2006 (the “Stock Option Plan”), which has been previously approved by the shareholders of the Company and by the TSX Venture Exchange.  The following table sets forth information with respect to the securities outstanding under the Stock Option Plan as at January 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	10,760,865	0.59	1,257,487
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	10,760,865	0.59	1,257,487

Note:

Of the 10,760,825 shares to be issued upon the exercise of options, warrants and other rights, 1,527,642 are to be issued upon the exercise of options and 9,233,223, are to be issued upon the exercise of warrants. Of the 1,257,487 shares remaining available for future issuance, 450,000 are available for issuance under the Company’s stock option plan and 807,487 have been approved by the shareholders for the potential issuance of nominal value performance shares.

Stock Option Plan

Following is a summary of the substantive terms of the Stock Option Plan:

1.

The Plan is administered by the Board of Directors or by a committee appointed by the board in accordance with terms of the Stock Option Plan.

2.

The term of any options granted under the Stock Option Plan will be fixed by the Board of Directors at the time such options are granted, provided that the options will not be permitted to exceed a term of five years.

3.

Under the Stock Option Plan, the maximum aggregate number of common shares of the Company that may be reserved for issuance under the Stock Option Plan are limited to 20% of the issued and outstanding common shares of the Company.

4.

The exercise price of any options granted under the Stock Option Plan will be determined by the Board of Directors, at its sole discretion, but shall not be less than the last closing price of the Company’s common shares on the day before the date on which the Directors grant such options, less the maximum discount permitted under the polices of the TSXV.

5.

All options are non-assignable and non-transferable except (i) as permitted by applicable securities laws, or (ii) as otherwise specifically provided for in the Stock Option Plan.

6.

No more than (i) 5% of the issued shares may be granted to any one individual in any 12 month period; and (ii) 2% of the issued shares may be granted to a consultant or an employee performing investor relations activities, in any 12 month period.

7.

If an option holder ceases to be a Director, officer, consultant or employee of the Company or ceases to be employed by the Company (other then by reason of disability, death or termination for cause), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a Director, officer, consultant, or employee or ceases to be employed by the Company, subject to terms and conditions set out in the Plan.  However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by the company to provide investor relations activities, in accordance with the policies of the TSXV.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former Directors, executive officers or employees of the Company or persons who were Directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of Directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending January 31, 2007.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or executive officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

During the year ended January 31, 2007, the Company entered into a letter agreement (the “Agreement”) with John Royall, a consultant (the “Consultant”) of the Company and a nominee Director (see below), whereby the Consultant has agreed to assist and advise the Company in its efforts to acquire exploration licences in Ireland.  Under the terms of the Agreement, upon the Company being granted one or more exploration licences, the Company has agreed to pay the Consultant a $20,000 Cdn cash payment and that number of common shares as is equal to $20,000 Cdn (based on the five day average closing price on the TSX Venture Exchange at the time of issuance) on each anniversary of the date of the licence grant until 2009.  In 2010 and each subsequent year, the Company has agreed to pay the Consultant the higher of (i) a $20,000 Cdn cash payment or (ii) five percent (5%) of the total exploration expenditures made by the Company in the twelve month period preceding the anniversary date of the licence grant.  Pursuant to the terms of the Agreement, once the Consultant has been paid and/or issued shares having an aggregate value of $500,000 Cdn, then the Agreement will automatically terminate.

APPOINTMENT OF AUDITORS

The Company’s auditors for the year ended January 31, 2006, Staley Okada & Partners, entered into a transaction with PricewaterhouseCoopers LLP.  The Directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending January 31, 2007.  PricewaterhouseCoopers LLP will be nominated at the Company’s Annual General Meeting for election as the Company’s auditors for the ensuing year.  Remuneration of PricewaterhouseCoopers LLP is to be determined by the Company’s Board of Directors.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the Directors or executive officers of the Company, except as disclosed herein.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of four Directors.

Independence

Section 1.4 of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for Director independence.  Under MI 52-110, a Director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment.  MI 52-110 also sets out certain situations where a Director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of MI 52-110, three of the four members of the Board are independent.  The members who are independent are Michael Philpot, Bernard Barlin. and Spiros Cacos.  Harry Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr has been the President and CEO of the Company from June, 2003 to May, 2006 and Chairman and CEO since May, 2006).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	CanAlaska Uranium Ltd. Pacific North West Capital Corp. Freegold Ventures Limited
Bernard Barlin	CanAlaska Uranium Ltd. Pacific North West Capital Corp. Freegold Ventures Limited

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new Directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics, which may be found in Item 19 of the Company’s Form 20F dated May 30, 2007 filed on SEDAR at www.sedar.com.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of Directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are an integral part of the Company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent Directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Michael Philpot, Chairman of the Audit Committee, Bernard Barlin and Spiros Cacos who are financially literate in accordance with Section 1.5 of MI 52-110 which states that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a range and level of complexity of accounting issues that are generally comparable to the range and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

Each of the members of the Audit Committee are independent in accordance with the standards of Director Independence set out under MI 52-110.

Mr. Michael Philpot, BSc, MBA has been a director or executive officer of several public companies for over 25 years.  He currently holds an executive position and directorship with CORO Mining Corp., a private mining company.  He has been working in the mining industry since 1979 and has held various executive positions with several mining companies including First Quantum Minerals Ltd.  Mr. Philpot obtained his BSc at the University of British Columbia in 1978 and his MBA from City University in 1985.

Mr. Bernard Barlin, B.Sc. (Eng.), P. Eng., C. Eng has been a director or executive officer of public companies for over 30 years.  Mr. Barlin has over 40 years experience in the mining industry and worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K.  Mr. Barlin is retired.

Mr. Spiros Cacos has extensive experience in Investor Relations and Corporate Finance, specializing in public mineral exploration companies.  He brings valued experience to the Board in dealing with financial matters, public relations and corporate strategy.  He has an extensive network of contacts with the financial community including fund managers, industry analysts and media throughout North America, the United Kingdom and continental Europe.  He holds a Master of Arts degree in International Relations & Diplomacy from Paris, France and a Bachelor of Arts degree from Simon Fraser University.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the Audit Committee may be found in Item 16A of the Company’s Form 20F dated May 30, 2007 and filed on SEDAR at www.sedar.com.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

January 31, 2007	$9,573	NIL	$761	NIL
January 31, 2006	$6,300	NIL	$700	NIL

Compensation Committee

In fiscal year ended 2007, the Board of Directors appointed a Compensation Committee comprised of Michael Philpot, Bernard Barlin, and Spiros Cacos.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

In fiscal year ended 2007, the Board of Directors appointed a Corporate Governance Committee comprised of Michael Philpot, Bernard Barlin and Spiros Cacos.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors have approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended January 31, 2007.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting.

3.

Appointment of Auditors

The Company’s auditors for the year ended January 31, 2006, Staley Okada & Partners entered into a transaction with PricewaterhouseCoopers LLP.  The Directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending January 31, 2007.  PricewaterhouseCoopers LLP will be nominated at the Company’s Annual General Meeting for election as the Company’s auditors for the ensuing year.  Remuneration of PricewaterhouseCoopers LLP is to be determined by the Company’s Board of Directors.

4.

Set Number of Directors

Management of the Company intends to propose a resolution to set the number of Directors at six.

5.

Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 3, 2007.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years(1)	Director of the Company Since	Shares Beneficially Owned or Controlled(2)
Harry Barr Vancouver, BC, Canada Chairman, CEO & Director	President, CEO, & Director of CanAlaska Uranium Ltd. (1985–2004); Chairman, COO & Director of CanAlaska Uranium Ltd. (2004 – present); President, CEO, & Director of Pacific North West Capital Corp. (1996–present); President & Director of Freegold Ventures Limited (1999 – 2005); and Chairman & Director of Freegold Ventures Limited (2005–present).	1999	2,668,049(6)
Bernard Barlin(3) (4)(5) Hampshire, UK Director	Director of CanAlaska Uranium Ltd. (1989– present); Director of Freegold Ventures Limited (1989-present); and Director of Pacific North West Capital Corp. (2000–present).	2004	Nil
Michael Philpot(3) (4)(5) Surrey, BC, Canada Director	Director of First Quantum Minerals Ltd. (1997-2001); and Officer of First Quantum Minerals Ltd. (2001-2005).	2004	132,500
Jean Luc Roy Vancouver, BC Proposed Director	Managing Director of First Quantum Minerals Ltd. (2001-2006)	Nominated	144,000
Morris Medd Ontario, Canada Proposed Director	Independent businessman, President of Redpath Group (1999-2004).	Nominated	Nil

John Royall West Vancouver, BC Proposed Director	Consulting Geologist.	Nominated	10,000

(1)

The information as to principal occupation has been furnished by the respective individual.

(2)

The information as to shares beneficially owned or over which a Director exercises control or direction has been furnished by the respective Directors individually.

(3)

Denotes member of the audit committee.

(4)

Denotes member of compensation committee.

(5)

Denotes member of corporate governance committee.

(6)

Of the 2,668,049 shares owned by Harry Barr, 745,511 shares are owned directly; 1,102,550 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; 249,988 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr; 140,000 shares are owned by 607767 BC Ltd. a corporation wholly owned by Mr. Barr; and 430,000 shares are owned by Evolution Gold Resources Inc. a corporation wholly owned by Mr. Barr.

6.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 2,037,642 to 4,353,390 shares, representing 20% of the issued and outstanding shares of the Company.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX Venture Exchange.  Both shareholder approval and TSX Venture Exchange approval are required before the amendment to the Plan may be implemented.

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 2,037,642 shares.  As of the Record Date 1,527,642 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options

60,000

Shares reserved for issuance pursuant to unexercised

incentive stock options

1,527,642

Unallocated shares available for future grants of

incentive stock options

450,000

Total:

2,037,642

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 4,353,390 shares.

7.

Amendment to Previously Granted Incentive Stock Options

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, any amendments to incentive stock options granted to Insiders of the Company, including but not limited to, any changes in the exercise price or expiry date of such incentive stock options.  Any such amendments will also require the prior approval of the TSX Venture Exchange before they may be implemented.

8.

Approval of Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the Company requests the approval of the shareholders to permit the Company to issue up to 1,088,347 nominal value performance shares, which sum is equal to 5% of the Company’s current issued and outstanding shares as at the Record Date (being 21,766,953 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm’s length parties as the Board considers desirable to attract to the Company for such purposes as management experience, operations experience, financial expertise, technical expertise, industry profile and other such characteristics in the discretion of the Board.

At the Company’s 2005 and 2006 Annual General Meeting, the shareholders approved the issuance of up to 807,487 nominal value performance shares (298,077 in 2005 and 509,410 in 2006).  To date, none of these shares have been allotted or issued.  At the time of shareholder approval in 2005, the 298,077 shares represented 5% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2006, the 509,410 represented 5% of the Company’s then issued and outstanding shares.  If the shareholders approve the additional 1,088,347 performance shares, the Company will have authorization to issue up to a total of 1,895,834 shares as performance shares which as of Record Date represent 8.7% of the Company’s issued and outstanding shares.

ADDITIONAL INFORMATION

Additional information relating to the Company concerning the Company and its operations is available on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR or by contacting the Company at its offices located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3; phone 604-685-1870; fax 604-685-6550.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 30th day of May, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

Chairman & CEO